Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF APIGEE CORPORATION

Pursuant to resolutions duly adopted by the board of directors of Apigee Corporation, a Delaware corporation, effective September 7, 2016, the Amended and Restated Bylaws are amended as follows:

“9.5 FORUM SELECTION BYLAWS

Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware (the “Chosen Court”) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, (iv) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or these bylaws (in each case as may be amended from time to time), or (v) any action asserting a claim against the corporation governed by the internal affairs doctrine (each, an “Action”), provided, however, that in the event the Chosen Court lacks subject matter jurisdiction over any such Action or proceeding, the sole and exclusive forum for such Action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Chosen Court (or such other state or federal court located within the State of Delaware, as applicable) determines that there is an indispensable party not subject to the personal jurisdiction of such court . Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw. If any Action is filed in a court other than the Chosen Court (or such other state or federal court located within the State of Delaware, as applicable) (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Chosen Court (or such other state or federal court located within the State of Delaware, as applicable) in connection with any Action brought in any such court and (ii) having service of process made upon such stockholder in any such Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to seek equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth in this Article IX of these bylaws with respect to any current or future Actions or claims.”